United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13E-3

Rule 13e-3 Transaction Statement

(pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Swedish Match AB (publ)

(Name of the Issuer)

Swedish Match AB (publ)

(Names of Persons Filing Statement)

Ordinary Shares, ratio value of SEK1.2959 each

(Title of Class of Securities)

SE000031036

(ISIN of Class of Securities)

Lars Dahlgren	Olof Clausson
Chief Financial Officer	Latham & Watkins
Swedish Match AB	99 Bishopsgate
Rosenlundsgatan 36	Eleventh Floor
S-118 85 Stockholm	London EC2M 3XF
Sweden	England
(46) (8) 658 0200	(44) (20) 7710 1000

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee **
$1,000,000	$107.00
*	Calculated solely for purposes of determining the filing fee, pursuant to Rule 0-11(a)(4). Since the aggregate value of the ordinary shares of Swedish Match AB (publ) that may be involved in the subject transaction fluctuates on a daily basis, the amount set forth above is an estimated amount. The U.S. dollar equivalent of the estimated aggregate cash consideration in Swedish Kronor to be paid by third-party purchasers to U.S. holders for the maximum number of ordinary shares of Swedish Match AB (publ) that may be involved in the subject transaction, or 10,701 ordinary shares, calculated using the closing price on the Stockholm Stock Exchange on June 22, 2006 of Swedish Kronor 113.00 per ordinary share and the noon buying exchange rate published by the Federal Reserve Bank of New York on June 22, 2006 (the “June 22, 2006 Noon Buying Rate”) of Swedish Kronor 7.3363 to US $1.00, is US$164,826.
**	The amount of the filing fee was calculated based on a rate of $107.00 per $1,000,000 of the aggregate value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

SCHEDULE 13E-3

Item 1. Summary Term Sheet.

This Rule 13e-3 Transaction Statement (the “Statement”) filed by Swedish Match AB (publ) (referred to herein as “Swedish Match,” the “Company” or the “filing person”) with the United States Securities and Exchange Commission (the “SEC”) relates to the proposed commission-free odd-lot sales program (the “Program”) to be conducted by Swedish Match in relation to its ordinary shares, ratio value SEK1.2959 per share (the “Shares”). The following is a summary of the material terms of the Program:

•	The Program is an offer by Swedish Match to holders of less than 200 Shares, or odd-lot holders, to sell all (not part) of their Shares in the open market, with Swedish Match paying the broker’s commissions for such sales. The Program will be available world-wide to all holders of less than 200 Shares who wish to sell all (not part) of their Shares.

•	The Program is scheduled to commence on [date].

•	The principal purpose of the Program is to reduce the financial and administrative burden on Swedish Match of having a large odd-lot shareholder base, by reducing the worldwide number of its shareholders with holdings of less than a round lot. If, as a result of the Program, Swedish Match will have fewer than 300 shareholders in the United States, Swedish Match intends to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	As of May 31, 2006, based on information in Swedish Match’s shareholder register, 387 shareholders with addresses in the United States held 72,869,062 Shares (or 24.2% of total outstanding Shares), in the aggregate. As of such date, 165 shareholders of record with U.S. addresses held less than 200 Shares each. These shareholders together held 10,701 Shares (or 0.0036% of total outstanding Shares).

•	Swedish Match has appointed Handelsbanken Capital Markets, a division of Svenska Handelsbanken AB (“Handelsbanken”), as an independent broker to administer the Program, and any Shares sold as part of the Program will be sold by Handelsbanken on the open market through Handelsbanken’s ordinary brokerage business and through the Stockholm Stock Exchange’s electronic trading system. Swedish Match will pay all of the commissions and fees associated with these sales.

•	The broker will sell the Shares during and at the end of the period during which the Program is open, and will distribute proceeds to each shareholder who sells pursuant to the Program based on the weighted average price of all Shares sold pursuant to the Program, irrespective of when during or after the completion of the Program such Shares have been sold. The broker will sell the Shares in a manner designed to have a minimal negative impact on the price of the Shares.

•	Swedish Match will conduct the Program in reliance on Rule 13e-4(h)(5) under the Exchange Act, which provides an exemption from the provisions of Rule 13e-4 under the Exchange Act (“Rule 13e-4”) for tender offers of less than 100 shares. Accordingly, Swedish Match has sought and been granted an exemption by the Staff of the SEC from Rule 13e-4 to permit the Program to be conducted as described herein. In addition, the Staff of SEC’s Division of Corporation Finance has confirmed that it will not recommend enforcement action to the SEC under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to sales of Shares pursuant to the Program.

•	Swedish Match’s shareholders approved the Program at the Annual General Meeting held on April 20, 2006. In their approval, the shareholders gave the Board of Directors of Swedish Match the discretion to determine the terms and conditions and timing of the Program. Swedish Match’s Board of Directors voted unanimously on February 15, 2006 to propose the Program to the shareholders at such Annual General Meeting.

•	Consistent with Swedish Market practice, Swedish Match is preparing an information brochure describing the Program, and an acceptance form by which eligible shareholders may indicate their participation in, and acceptance of the terms of, the Program. The information brochure will be distributed to shareholders of record who hold less than 200 Shares each, together with the acceptance form. Swedish Match will keep the Program open for not less than 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act.

Item 2. Subject Company Information.

(a)	Name and Address.

The name of the subject company is Swedish Match AB (publ). The Company’s principal executive office is located at Rosenlundsgatan 36, S-118 85 Stockholm, Sweden. The Company’s telephone number is (46) (8) 658 0200.

(b)	Subject Securities.

As of May 31, 2006 there were 300,596,181 Shares, ratio value SEK1.2959 each, issued and outstanding, of which 9,869,000 Shares were held by Swedish Match as treasury stock and the balance, 290,727,781 Shares, were held by shareholders. Shares held by Swedish Match as treasury stock are considered outstanding under Swedish law. The number of Shares outstanding on such date reflects the cancellation of 24 million Shares in May 2006.

(c)	Trading Market and Prices.

The Shares are publicly traded on the Stockholm Stock Exchange under the symbol “SWMA”.

The following tables shows the reported highest and lowest middle market quotations for the Shares on the Stockholm Stock Exchange for each quarter during the past two years, presented in Swedish kronor and U.S. dollars, respectively:

	Swedish Kronor per share
	2004		2005		2006
	High	Low	High	Low	High		Low
First Quarter	75.00	69.00	87.50	76.25	109.50		93.75
Second Quarter	81.50	76.50	90.25	83.00	—	[1]	—	[1]
Third Quarter	79.75	72.75	98.75	89.00	—		—
Fourth Quarter	81.25	75.00	95.00	89.00	—		—

	US dollar per share
	2004[2]		2005[3]		2006
	High	Low	High	Low	High		Low
First Quarter	10.21	9.39	11.71	10.21	14.10	[4]	12.07	[4]
Second Quarter	11.09	10.41	12.08	11.11	—	[5]	—	[5]
Third Quarter	10.85	9.90	13.22	11.91	—		—
Fourth Quarter	11.06	10.21	12.72	11.91	—		—

[1]	The closing price for the Shares on the Stockholm Stock Exchange on June 22, 2006 was SEK113.00 per share.
[2]	Amounts calculated based on the average noon buying exchange rate published by the Federal Reserve Bank of New York (the “Average Noon Buying Rate”) for the year ended December 31, 2004 of SEK7.3480 to US$1.
[3]	Amounts calculated based on the Average Noon Buying Rate for the year ended December 31, 2005 of SEK7.4710 to US$1.
[4]	Amounts calculated based on the Average Noon Buying Rate for the three months ended March 31, 2006 of SEK7.7677 to US$1.
[5]	The closing price for the Shares on the Stockholm Stock Exchange on June 22, 2006 was US$15.40 per share, calculated based on the noon buying exchange rate published by the Federal Reserve Bank of New York on June 22, 2006 of SEK7.3363 to US$1.

(d)	Dividends.

In relation to the financial year ended December 31, 2004, Swedish Match paid a dividend in 2005 of SEK1.90 per share, and total aggregate dividends to shareholders of SEK612 million. In relation to the financial year ended December 31, 2005, Swedish Match paid a dividend in 2006 of SEK2.10 per share, and a total aggregate dividend to shareholders of SEK627 million.

(e)	Prior Public Offerings.

The Company has not in the past three years effected any underwritten public offering of its common shares that was registered under the Securities Act or exempt from registration under Regulation A under the Securities Act.

(f)	Prior Stock Purchases.

The following is a summary of the numbers of Shares repurchased, through brokers engaged by Swedish Match on the Stockholm Stock Exchange, by Swedish Match and its affiliates during each quarter for the past two years, expressed in Swedish kronor and U.S. dollars, respectively:

	Number of Shares Purchased	Range of Prices in SEK	Average Prices in SEK
2004
First Quarter	1,466,500	71.53-73.42	72.38
Second Quarter	1,000,000	77.57-77.94	77.82
Third Quarter	6,368,448	72.91-75.94	74.50
Fourth Quarter	—	—	—

2005
First Quarter	—	—	—
Second Quarter	10,376,514	83.84-87.17	83.36
Third Quarter	—	—	—
Fourth Quarter	5,862,000	89.33-93.90	91.91

2006
First Quarter	8,765,300	93.92-108.86	100.57

	Number of Shares Purchased	Range of Prices in US$	Average Prices in US$
2004[6]
First Quarter	1,466,500	9.73-9.99	9.85
Second Quarter	1,000,000	10.56-10.61	10.59
Third Quarter	6,368,448	9.92-10.33	10.14
Fourth Quarter	—	—	—

[6]	Amounts calculated based on the Average Noon Buying Rate for the year ended December 31, 2004 of SEK7.3480 to US$1.

	Number of Shares Purchased	Range of Prices in US$	Average Prices in US$
2005[7]
First Quarter	—	—	—
Second Quarter	10,376,514	11.22-11.67	11.58
Third Quarter	—	—	—
Fourth Quarter	5,862,000	11.96-12.57	12.30

2006[8]
First Quarter	8,765,300	12.09-14.01	12.95

Consistent with prior years, the Annual General Meeting held on April 20, 2006, authorized the Board of Directors to conduct open market purchases of Shares such that Swedish Match may hold up to 10% of total Shares outstanding, the maximum number of Shares allowed to be held by Swedish Match at any one time pursuant to Swedish law.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

The sole filing person, Swedish Match, is also the subject company, with its address and telephone number provided in Item 2 above. The name and address of each director and executive officer of the Company is set forth below in the response to (c).

(b)	Filing Entities. None.

(c)	Business and Background of Natural Persons.

The following table sets forth the name, citizenship, business address, present principal occupation or employment, and material occupations, positions, offices or employment during the past five years of each director and executive officer of Swedish Match as of June 19, 2006.

To the filing person’s knowledge, none of the persons listed below has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matter that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The business address for each person named below is: c/o Swedish Match AB, Rosenlundsgatan 36, S-118 85 Stockholm, Sweden.

Name	Citizenship	Business Experience
Bernt Magnusson	Swedish	Born August 21, 1941. MSc, MA (Econ & Pol.Science). Chairman since 1995. Board member since 1993. Chairman of the Compensation Committee and member of the Nominating Committee. Other Board assignments: Chairman of Fareoffice AB. Board member of Volvo Car Corp., Höganäs AB, Pharmadule AB, Net Insight AB and Coor Service Management AB. Advisor to the European Bank for Reconstruction and Development.

[7]	Amounts calculated based on the Average Noon Buying Rate for the year ended December 31, 2005 of SEK7.4710 to US$1.
[8]	Amounts calculated based on the Average Noon Buying Rate for the three months ended March 31, 2006 of SEK7.7677 to US$1.

Name	Citizenship	Business Experience

Previous assignments in the company: Mr. Magnusson has been a member of the Swedish Match Board of Directors for 12 years and is not considered independent in relation to the company according to the Swedish Code of Corporate Governance.

Previous positions: Controller, SCA; Consultants, R.N.Herbert, US; Financial and Administrative Manager, Alfa-Laval, Agri-gruppen; Vice President, Alfa-Laval, South Africa; Vice President Alfa-Laval Agrar, Germany; Division Manager of Uddeholm’s Forest-products Industry Division; member of Group Management, Swedish Match AB; Executive Vice President, Swedish Match AB and President of the Match Division, Switzerland; Executive Vice President, Swedish Match AB; President and CEO, Nordstjernan AB; Board Chairman and CEO, NCC AB.

Andrew Cripps	English

Born August 17, 1957. BA, Chartered Accountant, Board member since 2006. Member of the Audit Committee

Other Board assignments: Director of Trifast plc, Chairman of Trustees of Oxford House in Bethnal Green Inc., Independent Board Member

Previous positions: Head of Strategy Development and Head of Acquisitions British American Tobacco (BAT), , Director of Corporate Finance and General Manager, Rothmans International BV. Director, Carreras Group Limited, Jamaica.

Sven Hindrikes	Swedish

Born April 21, 1950. MBA. President and Chief Executive Officer of Swedish Match AB since 2004. Employed and member of Group Management since 1998.

Sven Hindrikes is employed by the company and thus not considered independent in relation to the company according to the Swedish Code of Corporate Governance.

Previous positions: ABB in Mexico; Executive President , ABB Canada; Executive Vice President, Linjebuss AB.

Tuve Johannesson	Swedish

Born January 7, 1943. Honorary Doctor (Economics), MBA. Board member since 2002.

Other Board assignments: Chairman of Arctic Island Ltd., EcoLean International A/S, Board member of SEB, Cardo AB, Chumak, Meda AB and IBX AB. Advisor to J.C. Bamford Excavators Ltd. Independent member.

Previous positions: Tetra Pak Group (Sweden, South Africa, Australia and Switzerland); President, VME Group; President, Volvo Car Corporation.

Arne Jurbrant	Swedish

Born March 24, 1942. MBA. Board member since 2002. Member of the Compensation Committee.

Other Board assignments: Member of the IFL/MTC Foundation.

Independent member.

Previous positions: President’s assistant, Pripps Bryggerier; Product Manager, Pripps Bryggerier; Marketing Manager, General Foods; Sales Director Sweden, General Foods; President, General Foods Denmark; Managing Director, General Foods Nordic; CEO, Kraft Foods Nordic Region.

Conny Karlsson	Swedish

Born July 27, 1955. MBA. Board member since 2006. Member of the Compensation Committee.

Other Board assignments: Chairman, Zodiak AB, SEB Investment Management AB and Inflight Service AB. Board member of Scribona AB and Lindex AB.

Independent member.

Previous positions: Advertising Manager, Procter & Gamble; CEO, Duni AB.

Name	Citizenship	Business Experience
Karsten Slotte	Swedish

Born August 10, 1953. MBA. Board member since 2004. Member of the Audit Committee, Managing Director and CEO of Cloetta Fazer.

Other Board assignments: Board member of Oy Onninen, DLF (Grocery Manufacturers of Sweden), Finnish-Swedish Chamber of Commerce in Stockholm.

Independent Member.

Previous positions: Commercial attaché, Finnish Consulate-General in Hamburg; Export advisor, Finnish Foreign Trade Association; Export Manager, Finnsugar/ Vaasamills; Managing Director, LT-Tukku; Managing Director, Vaasamills/Cultor; President, Fazer Konfektyr.

Kersti Strandqvist	Swedish

Born May 4, 1963. M.Sc and Master in Marketing, Board member since 2005. Business area director for Baby Care within SCA Personal Care. Member of the Audit Committee.

Independent member.

Previous positions: Development Manager, Neste Chemicals (Sweden, Finland, Belgium); Marketing Manager, Elf Atochem (France); Sourcing Manager, SCA; R&D Director, SCA.

Meg Tivéus	Swedish

Born December 17, 1943. MBA. Board member since 1999. Member of the Audit Committee.

Other Board assignments: Cloetta Fazer AB, Billerud AB, Danderyds Sjukhus AB, Nordea Fonder AB, SNS AB, Synerco AB and Boss Media AB.

Independent member.

Previous positions: Project Manager, McCann Ericsson Advertising; Product Manager, Modo AB; Division Manager, Åhléns AB; Division Manager, Holmen AB; Vice President, Posten AB; President, Svenska Spel AB.

Employee representatives

Kenneth Ek	Swedish	Born September 23, 1953. Board member since 1999. Appointed by the Federation of Salaried Employees in Industry and Services (PTK) within Swedish Match. Board member of the Swedish Association of Management and Professional Staff (Ledarna) at the snuff plant in Gothenburg, Sweden.

Eva Larsson	Swedish	Born May 20, 1958. Board member since 1999. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match Industries AB. Chairman of the trade union association at the match plant in Tidaholm, Sweden.

Joakim Lindström	Swedish	Born March 20, 1965. Board member since 1999. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match AB. Chairman of the Swedish Food Workers’ Association (Livs) in Solna, Stockholm, Sweden.

Deputy employee representatives

Håkan Johansson	Swedish	Born February 21, 1963. Deputy member since 2004. Appointed by the Swedish Trade Union Confederation (LO) within Swedish Match AB.

Name	Citizenship	Business Experience
Eeva Kazemi-Vala	Swedish	Born December 19, 1949. Deputy member since 2004. Appointed by the Federation of Salaried Employees in Industry and Services (PTK) within Swedish Match.

Executive officers

Sven Hindrikes	Swedish	President and Chief Executive Officer. Employed and member of Group Management since 1998. Born on April 21, 1950.

Lennart Freeman	Swedish	Executive Vice President and President North America Division. Employed in 1975. Member of Group Management since 1999. Born on October 7, 1951.

Bo Aulin	Swedish	Senior Vice President, Corporate Affairs, Secretary and General Counsel. Employed 1990. Member of Group Management since 1996. Born on May 12, 1948.

Lars Dahlgren	Swedish	Chief Financial Officer. Employed in 1996. Member of the Group Management since 2004. Born on July 11, 1970.

Lars-Olof Löfman	Swedish	President, North Europe Division. Employed in 1987. Member of Group Management since 2004. Born on September 30, 1956.

Göran Streiffert	Swedish	Senior Vice President, Human Resources. Employed and member of Group Management since 1997. Born on December 1, 1946.

Jarl Uggla	Swedish	President International Division. Employed in 2002. Member of the Group Management since 2004. Born on September 19, 1955.

(d)	Tender Offer

Not applicable.

Item 4. Terms of the Transaction.

(a)	Material Terms.

This Statement filed by Swedish Match with the SEC relates to the Program, which is to be conducted by Swedish Match in relation to its Shares and offered to holders of less than 200 Shares, or odd-lot holders. For Swedish Match, a whole lot is currently 200 Shares. The determination of how many shares constitutes a whole lot is made by the Stockholm Stock Exchange. In this Statement, an “odd lot” refers to a lot of Shares consisting of less than 200 Shares.

The SEC has adopted a position generally that such a commission-free sales program constitutes an issuer tender offer, subject to Section 14(e) of the Exchange Act, Rule 13e-4 and Regulation 14E under the Exchange Act. Swedish Match will conduct the Program in reliance on Rule 13e-4(h)(5), which provides an exemption from the provisions of Rule 13e-4 for tender offers of less than 100 shares. Accordingly, Swedish Match has sought and been granted an exemption by the SEC Staff from Rule 13e-4 to permit the Program to be conducted as described herein. In addition, the Staff of the SEC’s Division of Corporation Finance has confirmed that it will not recommend enforcement action to the SEC under Section 5 of the Securities Act with respect to sales of Shares pursuant to the Program.

The Program is scheduled to commence on [date]. The Program will be available world-wide to all holders of less than 200 Shares who wish to sell all (not part) of their Shares. The principal purpose of the Program is to reduce the financial and administrative burden on Swedish Match of having a large odd-lot shareholder base, by reducing the worldwide number of its shareholders with holdings of less than a round lot.

As of May 31, 2006, Swedish Match had 300,596,181 Shares outstanding, of which 9,869,000 Shares were held as treasury stock by Swedish Match (treasury stock is deemed outstanding under Swedish law). For additional information, please see Item 2(b) above. Based on information in Swedish Match’s shareholder register, as of May 31, 2006, Swedish Match had a total of 84,132 shareholders of which 54,830 shareholders held less than 200 Shares each. The total shareholding of this group (i.e. of shareholders holding less than 200 Shares) was 3,322,189 Shares (or approximately 1.1% of total outstanding Shares). As of such date, 387 shareholders with addresses in the United States held 72,869,062 Shares (or 24.2% of total outstanding Shares), in the aggregate. As of such date, 165 shareholders of record with U.S. addresses held less than 200 Shares each. These shareholders together held 10,701 Shares (or 0.0036% of total outstanding Shares).

Swedish Match has appointed Handelsbanken as an independent broker to administer the Program, and any Shares sold as part of the Program will subsequently be sold by Handelsbanken on the open market through Handelsbanken’s ordinary brokerage business and through the Stockholm Stock Exchange electronic trading system. Swedish Match will pay all of the commissions and fees associated with these sales, which otherwise would consume a large percentage of the proceeds from sales of small numbers of Shares. The broker will sell the Shares during and at the end of the period during which the Program is open, and will distribute proceeds to each shareholder who sells pursuant to the Program based on the weighted average price of all Shares sold pursuant to the Program, irrespective of when during or after the completion of the Program such Shares have been sold. The broker will be instructed by Swedish Match to sell the Shares in a manner designed to have a minimal negative impact on the price of the Shares.

The Program will not affect the listing status of Swedish Match. The Shares will continue to be listed on the A-list of the Stockholm Stock Exchange, under the ticker symbol “SWMA” and Swedish Match will continue to be subject to Swedish public reporting obligations.

Since 1996 when Swedish Match became a publicly traded company through a spin-off from AB Volvo, American Depositary Shares, evidenced by American Depositary Receipts (“ADRs”), representing Shares were quoted on the Nasdaq National Market. In 2004, however, the Board of Directors of Swedish Match determined that the costs and administrative and regulatory burdens associated with such listing was no longer justified in view of the limited trading volume in the ADRs on the Nasdaq National Market. Accordingly, Swedish Match delisted such American Depositary Shares and terminated the deposit agreement under which they were issued. Notwithstanding the de-listing, Swedish Match continues to be subject to the periodic reporting requirements under Section 13 of the Exchange Act, pursuant to Section 12(g) thereof as it continues to have in excess of 300 shareholders with addresses in the United States.

At such time as Swedish Match will have fewer than 300 shareholders in the United States, Swedish Match intends to terminate its reporting obligations under the Exchange Act.

Swedish Match’s shareholders approved the Program at the Annual General Meeting held on April 20, 2006. Swedish Match’s Board of Directors voted unanimously on February 15, 2006 to propose the Program to the shareholders at such Annual General Meeting.

Consistent with Swedish Market practice, Swedish Match is preparing an information brochure describing the Program, and an acceptance form by which eligible shareholders may indicate their participation in, and acceptance of the terms of, the Program. The information brochure will be distributed to shareholders of record who hold less than 200 Shares each, together with the acceptance form. In addition, a copy of this 13E-3 Transaction Statement will be mailed to each shareholder with a U.S. address. Accordingly, U.S. shareholders eligible to participate in the Program will receive this 13E-3 Transaction Statement, the information brochure and the acceptance form.

Swedish Match will keep the Program open for not less than 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act.

(c)	Different Terms.

Pursuant to the Program, holders of less than 200 Shares are treated equally in every respect.

(d)	Appraisal Rights.

No appraisal rights or other remedies are available to dissenting shareholders who object to the Program.

(e)	Provisions for Unaffiliated Security Holders.

The Company has not made any special provisions to make corporate records available or to grant unaffiliated security holders counsel or appraisal services at the expense of the filing person.

(f)	Eligibility for Listing or Trading.

Not applicable.

Item 5. Past Contacts, Transactions, and Negotiations and Agreements.

For purposes of the Program, Swedish Match can confirm that:

(a)	Transactions.

It has not engaged in the past two years in any transaction with any of its affiliates that are not natural persons where the aggregate value of the transaction was more than one percent of Swedish Match’s consolidated revenues for the fiscal year in which such transaction occurred or the past portion of the current fiscal year where such transaction occurred in the current year.

It has not engaged in any transactions or series of similar transactions with any of its executive officers, directors or affiliates that is a natural person where the aggregate value of such transaction or series of transactions with such person exceeded $60,000.

(b)	Significant Corporate Events.

There have been no negotiations or transactions during the past two years between Swedish Match and any of its affiliates, executive officers or directors concerning any merger, acquisition, tender offer, election of directors or sale or other transfer of a material amount of assets of Swedish Match.

(c)	Negotiations or Contracts.

There have been no negotiations or material contracts concerning the matters referred to in section (b) above during the past two years between (i) any affiliates of Swedish Match or (ii) Swedish Match or any of its affiliates and any person not affiliated with Swedish Match who would have a direct interest in such matters.

(d)	Agreements Involving Swedish Match’s Securities.

Other than the arrangements with Handelsbanken relating to Handelsbanken’s role as independent broker for the Program, there are no agreements, arrangements, or understandings between Swedish Match or any of its affiliates, executive officers and directors, and any other person with respect to any securities of Swedish Match. A copy of the agreement entered into with Handelsbanken in relation to its role as independent broker for the Program is filed herewith as an Exhibit.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Use of Securities Acquired.

The Shares sold by odd-lot holders through the Program will be sold directly to third-party purchasers, and not to Swedish Match.

(b)	Plans.

Other than the Program, Swedish Match has no plans, proposals or negotiations that relate to or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Swedish Match or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Swedish Match or any of its subsidiaries, (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Swedish Match, (iv) any change with respect to the present board of directors or management of Swedish Match, (v) any other material change in Swedish Match’s corporate structure or business, (vi) any class of equity securities of Swedish Match to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association, or (vii) suspend any obligation of Swedish Match to file reports under Section 15(d) of the Exchange Act (currently, Swedish Match has no such obligation).

Depending on the outcome of the Program, it is possible that a reduction of Swedish Match’s shareholder base would bring the number of Swedish Match’s shareholders in the United States to below 300, which would allow Swedish Match to terminate registration of the Shares under Section 12(g)(4) of the Exchange Act. The Board of Directors of Swedish Match has determined that it is in the best interests of Swedish Match’s shareholders for the Company to terminate SEC reporting if it is possible to do so, and that Swedish Match will terminate the Section 12(g) registration of the Shares if and when the number of Swedish Match shareholders in the U.S. falls below 300. To this end, it is the intention of Swedish Match, upon the completion of the Program, to retain an information agent to assist in conducting a review of the number of beneficial shareholders in the United States, and to request current extract of the share register from the Swedish Settlement and Clearing Centre, VPC, to determine the number of record holders with addresses in the United States. If such review supports a conclusion that Swedish Match has less than 300 shareholders in the United States, Swedish Match will promptly seek to terminate the Section 12(g) registration of the Shares.

If, on the other hand, such review shows that Swedish Match has more than 300 shareholders in the United States, Swedish Match will continue to monitor its U.S. shareholder base with the intent to terminate the Section 12(g) registration at the earliest opportunity. In so doing, Swedish Match will also monitor the potential adoption of the proposed amendments (in SEC Release No. 34-52029, August 22, 2005) to Rule 12d2-2, Rule 19d-1 and Form 25 under the Exchange Act and Rule 101 of Regulation S-T, to streamline the procedures for delisting a security traded on a national securities exchange and/or deregistering the security under Section 12(b) of the Exchange Act.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes.

See Items 4(a) and 6(a) above.

(b)	Alternatives.

None considered.

(c)	Reasons.

Swedish Match believes that the elimination of odd-lot holdings of the Shares will be beneficial to odd-lot holders, to Swedish Match and to Swedish Match’s remaining shareholders.

Odd-lot shareholders would benefit from being able to dispose of their holdings of Shares through the Program without incurring transaction costs which are significant in relation to the price of the Shares sold. By reducing the number of small shareholders worldwide, Swedish Match should benefit from a reduction in the costs and the administrative burden related to its shareholder base, which predominantly consists of holders of small numbers of Shares. As of May 31, 2006, of Swedish Match’s 84,132 total shareholders of record, 54,830 (i.e. 65.2%) held less than 200 Shares each. The Company estimates that the reduction in annual cost would be approximately SEK200-300 (equal to US$27.26 to 40.89, based on the June 22, 2006 Noon Buying Rate of SEK7.3363 to US$1.00) per shareholder, based on Swedish Match’s cost in 2006. Furthermore, as discussed below under “Effects,” if the reduction in the number of its U.S. shareholders allows Swedish Match to cease compliance with its U.S. reporting obligations under the Exchange Act, Swedish Match would benefit from additional savings in cost and administrative burden. Swedish Match’s remaining shareholders, who are not eligible to participate or do not participate in the Program, would benefit from this reduction in costs and administrative burdens. Such remaining shareholders may also benefit from a possible increase in liquidity in the trading of the Shares, as the odd-lots seem to change hands less often than round lots.

Effects.

If the Program is successful and the odd-lot holders sell their Shares through the Program, the effect would be a reduction in the number of holders of Shares. If as a result of the Program Swedish Match would have less than 300 shareholders with addresses in the United States, this would satisfy one of the requirements for Swedish Match to cease being subject to U.S. public reporting obligations under the Exchange Act and otherwise complying with the applicable requirements of the Exchange Act and the

Sarbanes-Oxley Act of 2002, and the rules and regulations thereunder. If Swedish Match were to cease being subject to such reporting obligations, it would no longer bear the significant financial and administrative burden associated with preparing and filing reports under the Exchange Act, and otherwise complying with the requirements under the Exchange Act and the Sarbanes-Oxley Act of 2002. Swedish Match believes that the annual reduction in cost if Swedish Match were to terminate its U.S. reporting obligations would be in excess of SEK30 million (equal to US$4.09 million, based on the June 22, 2006 Noon Buying Rate of SEK7.3363 to US$1.00) based on the cost level in 2006. In addition to these quantifiable costs, the compliance obligations associated with reporting in two markets, Sweden and the U.S., requires significant management attention. As a result, upon elimination of its U.S. reporting obligations, Swedish Match and its shareholders would benefit from Swedish Match’s significantly reduced compliance costs and the decrease in the amount of time spent by management on matters resulting from U.S. public reporting.

Tax Consequences: The following is a summary of certain U.S. federal income tax consequences of the Program to shareholders of Swedish Match all of whose Shares (whether held directly, indirectly or constructively) are purchased pursuant to the Program. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to shareholders of Swedish Match. This information is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. This information applies only to shareholders of Swedish Match in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not apply to Shares received pursuant to the exercise of employee share options or otherwise as compensation, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers) who may be subject to special rules. This summary does not discuss the U.S. federal income tax consequences to any shareholder of Swedish Match who, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws. Because individual circumstances may differ, each shareholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Program on a beneficial holder of Shares.

The sale of Shares will be a taxable transaction for U.S. federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a shareholder who sells Shares will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the Shares sold. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction). Such gain or loss will be long-term capital gain or loss provided that a shareholder’s holding period for such Shares is more than one year at the time of the sale. Capital gain recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum U.S. federal income tax rate of 20%. Certain limitations apply to the use of a shareholder’s capital losses. A shareholder who sells Shares may be subject to backup withholding unless certain information is provided or an exemption applies.

Item 8. Fairness of the Transaction.

(a)	Fairness.

Swedish Match believes that the Program, as intended to be conducted, is both procedurally and substantively fair to its shareholders. Swedish Match will conduct the Program in compliance with customary Swedish rules and market practice, as well as Section 14(e) of the Exchange Act and Regulation 14E thereunder, including the prompt payment requirement under Rule 14e-1(c) of Regulation 14E. The Program was approved at the Annual General Meeting of shareholders, and was also unanimously proposed by the Board of Directors of Swedish March. Swedish Match believes that no member of the Board had a material financial interest in this decision that was different from the interests of Swedish Match’s shareholders. In addition, Swedish Match believes that no member of the Board of Directors had a conflict of interest with respect to the Board’s approval of the Program that would make it inappropriate for any such Board member to act with respect to this decision. Accordingly, Swedish Match believes that the Program has been approved and will be conducted in ways that are procedurally fair to security holders of Swedish Match. Swedish Match also believes that the Program is substantively fair to security holders of Swedish Match. The Board of Directors of Swedish Match, in its unanimous approval of the Program, did not find a need to engage a financial advisor to deliver a fairness opinion in connection with the Program, reflecting the Board’s conviction that the Program is both procedurally and substantively fair to all its shareholders.

(b)	Factors Considered in Determining Fairness.

In reaching its conclusions about procedural and substantive fairness, the Board of Directors of Swedish Match considered, among others, the following factors:

(i)	Price to be Received for Shares. Odd-lot holders who sell Shares through the Program will receive a price per Share equal to the weighted average price of all Shares sold pursuant to the Program, without any deductions for costs or fees. The Company believes that this price will represent the fair market value of any participating holder’s Shares. The Stockholm Stock Exchange is a highly liquid market, and the Board of Directors is confident that the price of the Shares as quoted over the exchange is, at any given time, reflecting of the true and fair market value of the Shares. Moreover, holders participating in the Program will be able to sell their Shares without incurring customary brokers’ commissions. If anything, this will assure, holders that the price they receive for their Shares is fair.

(ii)	Equal Treatment of Shareholders. Pursuant to the Program, holders of less than 200 Shares are treated equally in every respect, including the manner in which the price they receive for their Shares is determined. Because each odd-lot holder who sells Shares through the Program will receive, for each Share sold, the weighted average price per Share for all Shares sold in the Program, all participating holders will be treated equally in this respect.

(iii)	No Requirement to Participate. There is no requirement that any odd-lot shareholder participate in the Program. Any Swedish Match shareholder can sell its Shares through the Stockholm Stock Exchange or, in its sole discretion, can decide not to sell its Shares. There is no adverse consequence, whether in terms of minority rights or in terms of value of the remaining shareholding, to an eligible shareholder who decides not to participate in the Program.

(iv)	Effect on Market Price. Any negative impact on the market price of Swedish Match’s Shares resulting from the Program will equally affect security holders of Swedish Match. However, Handelsbanken will be instructed to sell the Shares sold pursuant to the Program in such a way as not to adversely affect the market price of the Shares.

(v)	Availability of Public Information. Currently, Swedish Match is subject to the public reporting requirements under both U.S. and Swedish securities laws. Because Swedish Match will continue to comply with public reporting requirements under Swedish securities laws, Swedish Match’s security holders will still have access to public information regarding Swedish Match, all of which material information will continue to be provided in English. The level of disclosure is not expected to be reduced substantively due to Swedish Match potentially reporting only under Swedish laws.

(vi)	No open Market Purchases. As described under Item 2(c) above, the Board of Directors has been authorized to conduct open market purchases of Shares. The Board will not, however, conduct any such open market purchases immediately prior to, during or immediately after the period during which the Program is open.

(vii)	Availability of Trading Market in Sweden. Shareholders of Swedish Match will continue to be able to trade Shares on the Stockholm Stock Exchange.

(c)	Approval of Security Holders.

As stated under Item 4 and 8(b) above, the Program was approved by the shareholders of Swedish Match at the Annual General Meeting held on April 20, 2006.

(d)	Unaffiliated Representative.

No unaffiliated representative has been retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Program and/or preparing a report concerning the fairness of the Program.

(e)	Approval of Directors.

The Program has been approved by the unanimous Board of Directors of Swedish Match.

(f)	Other Offers.

Swedish Match has not received any firm offer made by an unaffiliated person during the past two years for (i) the merger or consolidation of Swedish Match with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of Swedish Match, or (iii) a purchase of Swedish Match’s Shares that would enable the holder to exercise control over Swedish Match.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion or Appraisal.

Swedish Match has not received any report, opinion, or appraisal from an outside party that is materially related to the fairness of the Program.

(b)	Preparer and Summary of Report, Opinion or Appraisal.

Not applicable.

(c)	Availability of Documents.

Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds.

Other than the expenses listed under (c) below, Swedish Match will not use any funds with respect to the Program.

(b)	Conditions.

Not applicable.

(c)	Expenses.

The expenses incurred or estimated to be incurred in connection with the Program are set forth below. Swedish Match has paid or will be responsible for paying all of these expenses.*

Mailing and Printing	$	•
Legal and Accounting	$	•
Fees and Expenses of Handelsbanken as broker	$	•
Other	$	•

Total	$	•

*	to be completed later

(d)	Borrowed Funds.

None.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The following table sets forth for each executive officer and director of Swedish Match the aggregate number and percentage of Shares that are beneficially owned by each such person as of June 19, 2006 (based on a total of 300,596,181 Shares outstanding).

Name	Shares Beneficially Owned
	Number of Shares	% of Total Outstanding Shares	Call Options
Bernt Magnusson (Chairman)	15,858	0.0049	0
Andrew Cripps	1,000	0.0003	0
Sven Hindrikes	20,000	0.0062	61,842
Tuve Johannesson	6,000	0.0018	0
Arne Jurbrant	1,500	0.0005	0
Conny Karlsson	0	0	0
Kersti Strandqvist	500	0.0002	0
Karsten Slotte	3,000	0.0009	0
Meg Tivéus	500	0.0002	0
Kenneth Ek	0	0	0
Eva Larsson	0	0	0
Joakim Lindström	0	0	0
Håkan Johansson (Deputy member)	0	0	0
Eeva Kazemi—Vala (Deputy member)	500	0.0002	0
Lennart Freeman	300	0.0001	90,740
Bo Aulin	4,400	0.0014	43,431
Lars Dahlgren	1,000	0.0003	27,114
Lars-Olof Löfman	1,400	0.0004	35,565
Jarl Uggla	3,000	0.0009	84,536
Göran Streiffert	30,400	0.0001	38,461

(b)	Securities Transactions. None.

Item 12. Solicitation or Recommendation.

(d)	Intent to Tender Vote in Going Private Transaction.

Based on information as of June 19, 2006, no executive officer, director or affiliate of Swedish Match would be able to participate in the Program. See Item 11 above.

(e)	Recommendations of Others.

Swedish Match believes that the Program is favorable to holders of less than 200 Shares, and recommends participation in the Program.

Item 13. Financial Statements.

(a)	Financial Information.

The Company’s audited financial statements for the years ended December 31, 2004 and December 31, 2005 were previously filed as part of the Company’s Annual Report on Form 20-F for the period ended December 31, 2005 filed with the SEC on June 26, 2006. Such financial statements are incorporated herein by reference. In addition, the Company’s unaudited financial information for the three months ended March 31, 2006 previously submitted to the SEC on Form 6-K, dated April 28, 2006, are incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations of Recommendations.

There are no persons that are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Program. In connection with the Program, Swedish Match has instructed Handelsbanken not to comment on the relative merits of the Program, even if asked by a holder of Shares.

(b)	Employees and Corporate Assets.

Lars Dahlgren and Fredrik Peyron are the only officers of Swedish Match that have actively participated and will actively participate in connection with the structuring and preparation of documentation for the Program (including the engagement of Handelsbanken). No material corporate assets have been utilized for the Program, except for the cash funds required to pay the independent broker and other expenses of the Program. The foregoing officers and funds will also be used to publish and/or mail this transaction statement to Swedish Match’s shareholders and otherwise to perform administrative duties in connection with the Program.

Item 15. Additional Information.

Not applicable

Item 16. Exhibits.

(a)(1) Form of acceptance form to participate in the Program

(a)(3) Form of information brochure relating to the Program

(b) None

(c) None

(d) Arrangement letter, dated June 30, 2006, between Swedish Match AB and Handelsbanken Capital Markets

(f) Not applicable

(g) Not applicable

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934. In accordance with these requirements, the Company files its Annual Report and other information with the SEC. These documents may be inspected and copies are available at the SEC’s public reference rooms, which are located at 100 F Street, Station Place, NE, Washington, DC 20549. Information on the operation of the public reference rooms can be obtained by calling the SEC on 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at the same address. In addition, the SEC maintains a web site that contains reports and other information filed by the Company and other issuers. The address of that site is http://www.sec.gov.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2006	/s/ Lars Dahlgren
Lars Dahlgren
Chief Financial Officer